

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Via E-mail
Mr. Laurent Potdevin
Chief Executive Officer
lululemon athletica, inc.
1818 Cornwall Ave,
Vancouver, British Columbia V6J 1C7


Re:        **lululemon athletica, inc.**
           **Form 10-K for the Fiscal Year Ended February 1, 2015**
           **Filed March 26, 2015**
           **File No. 001-33608**


Dear Mr. Potdevin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 29

1.      Please revise your discussion of your cash flows from operating, investing and financing activities to discuss your cash flows from each of these activities during all periods presented in your consolidated statements of cash flows. Refer to the guidance outlined in Instruction 1 to Item 303(a) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page 38

2.	We note that foreign currency translation adjustments resulted in a significant reduction to your total comprehensive income during the years ended February 1, 2015 and February 2, 2014. Please explain in the notes to your financial statements or in management's discussion and analysis, the changes in foreign currency rates or other factors that resulted in the significant foreign currency translation adjustments that were recognized during each of these periods. Please provide us with your proposed disclosures.

15. Income Taxes, page 54

3.	You disclose in note 15 that the income tax provision in fiscal 2014 includes $33.7 million of U.S. income and applicable foreign withholding taxes on dividends of $473.7 million due to repatriating foreign subsidiaries earnings to the U.S. parent entity to fund the share repurchase program. You also disclose you have not provided for U.S. and foreign withholding taxes on $471 million of accumulated undistributed earnings of foreign subsidiaries at February 1, 2015 because you intend to reinvest these earnings for the foreseeable future. It is not clear from your present disclosures how management overcame the presumption that all undistributed earnings of subsidiaries will be transferred to the parent and therefore require the accrual of an income tax payable as outlined in ASC 740-30-25-3. Please tell us how you have determined that you have both the ability and intent to indefinitely prevent accumulated undistributed foreign earnings from being repatriated without tax consequences. See ASC 740-30-25-17 and 25-18. In doing so, tell us the following:
    •	Explain the specific evidence (e.g. experience of the entity, definite future plans and past remittances, etc.) to substantiate the parent's assertion of the indefinite postponement of remittances from foreign subsidiaries;
    •	Identify the entities and periods where the parent claims permanent reinvestment;
    •	Tell us why you have not disclosed that the remittance of undistributed earnings is postponed indefinitely as opposed to the foreseeable future, which is the point used in ASC 740-30-25-19 to describe when it is apparent that a temporary difference reverses and a deferred tax liability is required to be recognized; and
    •	Tell us how your decision to repatriate the $473.7 million of funds during 2014 in order to fund your share repurchase program was considered as part of your determination that the $471 million of accumulated undistributed earnings of foreign subsidiaries referenced above continue to be permanently reinvested as of February 1, 2015.

4.	In future filings, please revise your discussion of critical accounting policies in Item 7 to disclose the amount of cash and short term investments held by foreign subsidiaries. Please also include a statement that the company would be required to accrue and pay taxes if these funds were repatriated back to the U.S. and indicate that the company does not intend to repatriate such funds, if true. Also, if your assertion of permanent reinvestment and the reversal criterion excludes certain subsidiaries or periods, please also disclose this fact, as applicable. Please provide us with your proposed future disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining